Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock of Bionik Laboratories Corp. (referred to as “the Company”, “we”, “us” and “our” unless specified otherwise) is based upon relevant provisions of the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Company’s Amended and Restated Bylaws (the “Bylaws”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Certificate of Incorporation and Bylaws, which are incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2015, as well as our Certificates of Amendment of the Certificate of Incorporation, which are incorporated by reference to the Company’s Current Reports on Form 8-K filed with the SEC on November 8, 2017, June 13, 2018, and October 29, 2018, respectively.

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, with a par value of $0.001 per share (“Common Stock”), and 10,000,000 shares of preferred stock, with a par value of $0.001 per share.

Description of Common Stock

Voting Rights. Each holder of Common Stock will be entitled to one vote for each share of Common Stock held of record by such holder with respect to all matters to be voted on or consented to by our stockholders, except as may otherwise be required by applicable Delaware law. Except as otherwise required by law, the Certificate of Incorporation or the Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, while directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise provided in the Certificate of Incorporation or Bylaws, any action required or permitted to be taken by stockholders for or in connection with any corporate action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Dividends. Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by our board of directors, out of funds that we may legally use to pay dividends, subject to any preferential dividend rights of any outstanding series of preferred stock or series of preferred stock that we may designate and issue in the future.

Liquidation. In the event of liquidation of the Company, the stockholders will be entitled to share in corporate assets on a pro rata basis after the Company satisfies all liabilities and after provision is made for each class of capital stock having preference over the Common Stock (if any).

Preemptive and Redemption Rights. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to Common Stock.